Exhibit 99.2

Management’s Discussion and Analysis
For the nine months ended
September 30, 2018

General

The purpose of this Management’s Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (“Gold Standard”, “GSV” or the “Company”). This MD&A also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s condensed interim consolidated financial statements and notes for the three and nine months ended September 30, 2018 (the “Financial Statements”) and the Company’s annual information form (the “2017 AIF”), annual management discussion and analysis (the “2017 Annual MD&A”) and annual audited consolidated financial statements (the “2017 Annual Financial Statements”) for the year ended December 31, 2017.

All information contained in this MD&A is current as of November 13, 2018 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and at the Company’s website, www.goldstandardv.com. The date of this MD&A is November 13, 2018.

Forward-Looking Statements

Certain statements and information contained in this MD&A constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information include statements concerning the Company’s current expectations, estimates, projections, assumptions and beliefs, and, in certain cases, can be identified by the use of words such as “seeks”, “plans”, “expects”, “is expected”, “budget”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will”, “occur” or “be achieved”, or the negative forms of any of these words and other similar expressions.

Examples of forward-looking information in this MD&A may pertain to the following, among others:

1.	the existence and estimates of mineral resources or reserves and timing of development thereof;

2.	exploration and work programs;

3.	no expectation of generating revenues in the foreseeable future;

4.	projections of market prices and costs, including estimates of costs and budgeting for potential exploration operations and mining scenarios;

5.	drilling plans and timing of drilling;

6.	performance characteristics of mineral properties, including July to October 2018 drill results for the Dark Star Deposit and the Pinion Deposit (as defined below), which may potentially improve the grade of key portions of the mineral resource estimate;

7.	estimated property holding and maintenance costs for the Railroad-Pinion Project (as defined below);

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8.	pursuit of certain minority interests in key private land parcels where the Company holds less than a 100% interest;

9.	capital expenditure programs and the timing and method of financing thereof, including recommendations made under the Railroad-Pinion Technical Report (as defined below);

10.	the use of proceeds from the 2018 Financings (as defined below);

11.	results of various projects, including the plans and requisite procedures necessary to prepare a preliminary economic assessment (“PEA”) for the Railroad-Pinion Project;

12.	treatment under governmental regulatory regimes and tax laws, including the expectation that the Company will be a passive foreign investment company for the taxable year ended December 31, 2018;

13.	the possibility that the Company could lose its foreign private issuer status in the future, which could result in significant additional costs and expenses;

14.	the Company’s future financial condition, including the belief that the Company has sufficient cash on hand to maintain its projects and finance its exploration programs and operating costs over the next 12 months; and

15.	expectations regarding the ability to raise capital and to acquire resources and/or reserves through acquisitions and/or development.

Forward-looking statements and forward-looking information reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward-looking information, including without limitation:

1.	the Company’s limited operating history;

2.	the Company’s history of losses and expectation of future losses;

3.	uncertainty as to the Company’s ability to continue as a going concern;

4.	the Company’s ability to obtain adequate financing for exploration and development;

5.	the Company’s ability to carry out operations in accordance with plans in the face of significant disruptions;

6.	the uncertain nature of estimating mineral resources and reserves;

7.	the existence of mineral resources on the Company’s mineral properties;

8.	uncertainty surrounding the Company’s ability to successfully develop its mineral properties;

9.	title defects to the Company’s mineral properties, as well as the Company’s ability to successfully negotiate royalty reductions and lease extensions;

10.	the Company’s ability to complete a PEA associated with the Railroad-Pinion Project;

11.	the Company’s ability to successfully integrate acquisitions;

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12.	exploration, development and mining risks, including risks related to infrastructure, accidents and equipment breakdowns;

13.	the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits;

14.	risks related to equipment shortages, access restrictions and inadequate infrastructure;

15.	increased costs and restrictions on operations due to compliance with environmental legislation and potential lawsuits;

16.	fluctuations in foreign exchange or interest rates and stock market volatility;

17.	fluctuations in the market price of gold (“Au”) , other metals and certain other commodities (such as natural gas, fuel, oil, and electricity);

18.	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or other countries in which the Company may carry on business in the future;

19.	business opportunities that may be presented to, or pursued by, the Company;

20.	other mining specific risks such as environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses; and

21.	inadequate insurance, or the inability to obtain insurance, to cover these risks.

In making the forward-looking statements and developing the forward-looking information included in this MD&A, the Company has made various material assumptions, including, but not limited to:

1.	the results of the Company’s proposed exploration programs on the Railroad-Pinion Project will be consistent with current expectations;

2.	the Company’s assessment and interpretation of potential geological structures and mineralization at the Railroad-Pinion Project are accurate in all material respects;

3.	the quantity and grade of mineral resources contained in the Pinion Deposit, the Dark Star Deposit and the North Bullion Deposit (as defined below) are accurate in all material respects;

4.	the sufficiency of the Company’s current working capital to maintain its projects and finance its exploration programs and operating costs over the next 12 months;

5.	the price for gold, other precious metals and commodities will not change significantly from current levels;

6.	the Company will be able to secure additional financing to continue exploration and, if warranted, development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

7.	the Company will be able to obtain regulatory approvals and permits in a timely manner and on terms consistent with current expectations;

8.	the Company will be able to procure drilling and other mining equipment, energy, water and supplies in a timely and cost efficient manner to meet the Company’s needs from time to time;

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9.	the Company’s capital and operating costs will not increase significantly from current levels;

10.	there will be no significant adverse changes in the Canada/U.S. currency exchange or interest rates and stock markets;

11.	there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements;

12.	the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada with respect to the Railroad-Pinion Project and operations;

13.	there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise; and

14.	the viability, permitting, access, exploration and development of the Railroad-Pinion Projects, but not limited to, the establishment of resources being consistent with the Company’s current expectations.

Other assumptions are discussed throughout this MD&A and elsewhere in the Company’s public disclosure record.

The Company’s ability to predict the results of its operations or the effects of various events on its operating results is inherently uncertain. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements and forward-looking information or the assumptions on which the Company’s forward-looking statements and forward-looking information are based. Investors are advised to carefully review and consider the risks and uncertainties identified in this MD&A under, among other places, the section titled “Risks and Uncertainties” and elsewhere in the Company’s public disclosure record for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward-looking information. Investors are further cautioned that the foregoing list of risks and assumptions is not exhaustive and prospective investors should consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A and elsewhere in the Company’s public disclosure record.

Although the Company believes that the assumptions on which the forward-looking statements are made and forward-looking information is provided are reasonable, based on the information available to the Company on the date such statements were made or such information was provided, no assurances can be given as to whether these assumptions will prove to be correct. The forward-looking statements and forward-looking information contained in this MD&A are expressly qualified in their entirety by the foregoing cautionary statements. Furthermore, the above risks are not intended to represent a complete list of the risks that could affect the Company and readers should not place undue reliance on forward-looking statements and forward-looking information in this MD&A.

Forward-looking statements and forward-looking information speak only as of the date the statements are made or such information is provided. The Company assumes no obligation to update publicly or otherwise revise any forward-looking statements or forward-looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements or forward-looking information, except to the extent required by applicable laws. If the Company does update one or more forward-looking statements or forward-looking information, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements or forward-looking information.

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Cautionary Notes Regarding Mineral Resource Estimates

The disclosure in this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a regulation developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. Although it is reasonably expected that the majority of “inferred mineral resources” could be upgraded to “indicated mineral resources” with continued exploration, investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7 under Regulation S-K of the United States Securities Act of 1933. Disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this MD&A containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The forward-looking statements and forward-looking information contained herein are based on information available as of November 13, 2018.

Overall Performance

The Company is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States. The Company has a limited history of operations and its only material mineral project, the Railroad-Pinion Project, is in the exploration stage. The Company has not been profitable since its inception, has had negative cash flow from operational activities and does not expect to generate revenues in the foreseeable future.

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For the nine months ended September 30, 2018, the Company had a loss and comprehensive loss of $7,890,446 (September 30, 2017 - $8,571,340). As at September 30, 2018, the Company had an accumulated deficit of $61,555,910 (December 31, 2017 - $53,842,098). At September 30, 2018, the Company had cash and cash equivalents of $31,236,661 and a working capital of $29,839,008. The Company estimates that its current working capital will enable it to fund the complete work program recommended in the Railroad-Pinion Technical Report (as defined below). If the Company is successful in identifying additional resources through further drilling and analysis, it will require significant amounts of additional capital to construct processing facilities and to develop metallurgical processes to extract those resources at any mine site.

The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions, business performance, and other factors such as volatility in the market price of gold and the availability of necessary equipment and personnel in the highly competitive mining sector.

The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 kilometers) south-southeast of Carlin, Nevada, in the Railroad mining district (the “Railroad-Pinion Project”). The Railroad-Pinion Project is an intermediate to advanced stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Newmont Mining Corporation’s Rain Mining District. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project consists of a significant and largely contiguous land position totaling approximately 53,569 gross acres (21,679 hectares) and 50,598 net acres (20,477 net hectares) of land in Elko County, Nevada. The Company owns or has an option to acquire ownership of approximately 29,941 gross acres (12,117 hectares) of subsurface mineral rights in the form of patented or unpatented mineral lode (claims), and a further approximately 23,628 gross acres (9,562 hectares) of subsurface mineral rights secured or controlled by a contractual interest in private surface and mineral property in the form of various surface use agreements and mining/mineral leases with terms that the Company seeks to extend from time to time. The private land ownership ranges from 49.2% to 100% yielding a net interest of approximately 20,657 acres (8,360 hectares) of subsurface mineral rights for the private lands within the Railroad-Pinion Project. The Company is pursuing the minority interest in certain key private land parcels where it holds less than a 100% interest.

Portions of the patented, unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (“NSR”) agreements or Net Profit Interest (“NPI”) agreements which the Company has sought to negotiate and reduce over time. See Item 6 “MATERIAL MINERAL PROJECT” in the 2017 AIF and the 2017 Financial Statements for a discussion of the currently active NSR and NPI encumbrances on the Railroad–Pinion Project.

Note regarding Acreage Disclosure

In this MD&A, the term “gross mineral acres” or “gross acres” in connection with a mineral interest means the total size in number of acres of the property (or a specific piece of property) in which the Company controls a mineral interest. The gross mineral acres are the maximum amount of mineral acres the Company could potentially control in a particular piece of property. For example, if the Company leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then that particular parcel is 640 gross mineral acres.

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On the other hand, the term “net mineral acres” or “net acres” means the product of: (a) the total gross acres of the property (or specific piece of property) in which the Company controls a mineral interest; and (b) the percentage of the Company’s mineral interest therein which it controls by way of lease or actual ownership. For example, if the Company leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then the Company controls a total of 320 net mineral acres in that particular parcel. For the calculation of the gross and net mineral acreage for its properties, the Company does not include the surface in split estate fee land parcels.

Material Projects

The Company has identified its North Bullion deposit (the “North Bullion Deposit”), its Dark Star deposit (the “Dark Star Deposit”) and its Pinion deposit (the “Pinion Deposit”), which together form the Railroad-Pinion Project, as the Company’s material mineral project for purposes of NI 43-101.

Scientific and technical disclosure for the Railroad-Pinion Project is supported by the amended and restated technical report with an effective date of September 15, 2017, entitled “Technical Report Maiden Resource Estimate North Bullion and Railroad Project, Elko County, Nevada, USA – Amended and Restated” and prepared by Michael B. Dufresne, M.Sc., P.Geol., P.Geo. and Steven J. Nicholls, BA.Sc., MAIG of APEX Geoscience Ltd., qualified persons for the purposes of NI 43-101 (the “Railroad-Pinion Technical Report”). The Railroad-Pinion Technical Report was amended and restated to clarify certain of its contents and was filed on SEDAR on February 19, 2018. It can be accessed at www.sedar.com under the Company’s profile. The Railroad-Pinion Technical Report is the Company’s current technical report for the Railroad-Pinion Project.

The Company has focused on drilling and other exploration activities with the goal of preparing mineral resource estimates for each deposit, as summarized below and detailed in the Railroad-Pinion Technical Report. The Company plans additional drilling and exploration activities to investigate near-term development opportunities and prepare a PEA for the Railroad-Pinion Project.

Pinion

A total of 505 drill holes guided the geological interpretation and estimation of the Pinion Deposit mineral resource. This total comprises 24 diamond drill holes and 481 reverse circulation (“RC”) drill holes that were completed from 1981 to 2015 with spacing between drill holes varying from 1 m to 1.25 kilometers.

The mineral resource estimate for the Pinion Deposit is reported at a range of gold cut-off grades, from 0.1–1.0 grams per tonne (“g/t”), for both Indicated and Inferred Mineral Resource categories, as defined according to Canadian Institute of Mining, Metallurgy and Petroleum definition standards, for gold and silver, respectively. For reporting purposes, the mineral resource estimate was constrained within an optimized pit shell using a gold cut-off grade of 0.14 g/t Au. The Pinion Deposit mineral resource estimate comprises an Indicated Mineral Resource of 31.61 million tonnes averaging 0.62 g/t Au, representing a total of 630,300 contained ounces of gold, and an additional Inferred Mineral Resource of 61.08 million tonnes averaging 0.55 g/t Au, representing a further 1,081,300 ounces of gold. The Pinion Deposit silver (“Ag”) resource estimate was constrained to the gold block model and was classified entirely as an Inferred Mineral Resource. The Pinion silver Inferred Mineral Resource comprises 92.69 million tonnes averaging 4.16 g/t Ag, representing a total of 12,401,600 contained ounces of silver. All reported resources include only oxidized mineralization.

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Dark Star

A maiden mineral resource estimate was calculated in early 2015 for the Dark Star Deposit area prior to the initiation and completion of the 2015 drilling campaign. Based upon positive results from the 2016 Phase 2 drilling at the Dark Star Deposit, an updated mineral resource was calculated in 2017. The 2017 updated mineral resource estimate, with an effective date of June 29, 2017, comprises an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totalling 265,100 ounces of gold, and an Inferred Mineral Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a lower cut-off grade of 0.20 g/t Au.

North Bullion

Based upon historic drilling and drilling from 2010 to 2017, a maiden mineral resource estimate was presented for the North Bullion Deposit as of September 15, 2017.

The Sweet Hollow and POD oxide Indicated and Inferred Mineral Resource uses a cut-off grade of 0.14 g/t Au, which is constrained within an optimized pit shell and includes an Indicated Mineral Resource of 2.92 million tonnes at 0.96 g/t Au for 90,100 ounces of gold and an Inferred Mineral Resource of 3.36 million tonnes at 0.43 g/t Au for 46,600 ounces of gold. The North Bullion, Sweet Hollow and POD sulphide Inferred Mineral Resource uses a cut-off grade of 1.25 g/t Au, which is constrained within an optimized pit shell, and is comprised of 2.05 million tonnes at 2.60 g/t Au for 171,400 ounces of gold. The North Bullion underground Inferred Mineral Resource, which is reported at a lower 2.25 g/t Au cut-off grade, comprises 5.55 million tonnes at 3.29 g/t Au for 587,700 ounces of gold.

Calculations of mineral resources and reserves are only estimates

Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Mineral Resources disclosed above as an Indicated or Measured Mineral Resource; however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a Mineral Reserve in the future.

Recommendations for the Railroad-Pinion Project

Based upon the results to date, the authors of the Railroad-Pinion Technical Report recommended an aggressive exploration program for the Railroad-Pinion Project area involving surface exploration, additional exploration drilling, resource expansion and infill drilling, along with continued metallurgical test work.

The authors recommended a total of 11,280 meters (“m”) (37,000 feet) of RC and core drilling for the Railroad-Pinion Project area for a total cost of US$2,800,000 for 2017-2018. In addition, a total of 37,520 meters (123,100 feet) was recommended for the Pinion Deposit area in 2017-2018 at an additional estimated cost of US$8,287,000. In addition to the drilling, other recommended exploration activities at the Railroad–Pinion Project include geological mapping, geochemical sampling, and ground geophysical surveys (controlled source audio-frequency magnetotellurics, gravity and seismic) as well as a number of metallurgical, engineering and environmental studies. The estimated cost to conduct the proposed property wide exploration activities over the entire Railroad–Pinion Project area was US$5,220,000. The recommended drilling at the Railroad-Pinion Project along with other geological, geophysical, engineering and environmental studies and a contingency of ~7 % yields an overall budget to complete the recommended work of US$17,450,000.

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The Company has incorporated these recommendations in its activities at the Railroad-Pinion Project to date, and for its 2017-2018 work plan. See “Overall Performance - Exploration and Acquisition Expenditures” below. The Company has undertaken a US$25.8 million exploration and development program on the Railroad-Pinion Project for 2018 (the “2018 Exploration and Development Program”). The 2018 Exploration and Development Program objectives are as follows:

(1) infill and development drilling at the Dark Star Deposit and Pinion Deposit to reduce drill spacing to approximately 30m and convert mineral resources to the Measured and Indicated categories;

(2) exploration drilling at Jasperoid Wash to reduce drill spacings and provide requisite data for a maiden mineral resource estimate by the end of 2018; and

(3) drilling to test new high-value targets at Dixie, the Dark Star Corridor, Ski Track and elsewhere within the Railroad District.

On September 20, 2018, the Company announced an expanded exploration and development plan of US$2 million for the remainder of 2018. The expanded exploration and development plan will include 1) drill testing three new exploration targets; 2) further step out drilling at the Dark Star Deposit; 3) further step out drilling at Jasperoid Wash; 4) completing the Dark Star Deposit and the Pinion Deposit resource updates in support of a PEA currently in progress; and 5) expansion of development activities at the Dark Star Deposit and the Pinion Deposit.

The Company continues to gather information, and analyze and interpret such information, in order to prepare a PEA for the Railroad-Pinion Project.

Q3 Developments

In Q3, 2018, the Company’s exploration activities have focused on the Dark Star Deposit and the Pinion Deposit, as well as the Jasperoid Wash. The Company did not undertake any material exploration activities at the North Bullion Deposit, nor are any planned for the remainder of 2018.

On July 17, 2018, the Company announced further results from 19 infill drill holes at the Dark Star Deposit.

Key Highlights from the drilling included:

  Drill holes DR18-43, -44 and -45 returned thick, high-grade oxide gold intercepts that remain open at depth.

  DR18-43, an RC hole approximately 50m east of DS17-37 (141.8m of 3.32 g Au/t, including 25.9m of 8.63 g Au/t – see January 23, 2018 news release), intersected 213.4m of 2.39 g Au/t, including two higher-grade zones of 41.2m of 5.79 g Au/t and 10.7m of 7.75 g Au/t. These results outperform what was predicted in the resource block model by extending oxide gold mineralization closer to the current topographic surface and below the current resource model by approximately 20m. The intercept is open at depth, where the hole bottomed in 1.89 g Au/t at 243.9m.

  DR18-44, an RC step-out hole approximately 30m east of DS17-35 (237.8m of 2.96 g Au/t including 93.0m of 5.06 g Au/t – see January 23, 2018 news release), intersected multiple zones of oxide mineralization including: 62.5m of 1.22 g Au/t; and 137.2m of 2.72 g Au/t, including 15.2m of 7.84 g Au/t and 30.5m of 4.68 g Au/t. These intercepts are higher-grade and thicker than predicted by the resource model. Mineralization extends approximately 30m above the current resource model. The intercept is open at depth, where the hole bottomed in 2.01 g Au/t at 259.1m.

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  DR18-45, an RC step-out hole approximately 60m south of DR18-43 and approximately 35m east of DS17-30 (164.6m of 2.26 g Au/t, including 16.8m of 4.12 g Au/t and 36.6m of 3.51 g Au/t – see December 7, 2017 news release), intersected 132.6m of 1.09 g Au/t, including two higher-grade zones of 12.2m of 2.30 g Au/t and 12.2m of 3.56 g Au/t. This intercept confirms the block model, but more importantly, extends mineralization approximately 30m below the resource model. This intercept also remains open at depth where the hole ended in 6.37 g Au/t at 225.6m.

  DR18-37, the northern-most step-out drill hole at the Dark Star Deposit, intersected two near-surface zones of oxide mineralization including 30.5m of 0.34 g Au/t and 62.5m of 0.35 g Au/t. These intercepts are higher-grade and thicker than predicted by the resource model, and the mineralization remains open to the north for additional drill testing.

  Currently in the northern portion of the Dark Star Deposit, 12 drill holes end in gold mineralization below the current resource model. Collectively, these results provide an opportunity to expand the resource in the hanging wall and footwall of the Ridgeline fault, and at depth. The expansion of this zone will be a focus of upcoming drilling.

On July 26, 2018, the Company announced results from 28 exploration drill holes at the Jasperoid Wash Deposit.

Key Highlights from the drilling included:

  JW18-26 intersected 22.9m of 0.76 g Au/t, including 10.7m of 1.15 g Au/t, and JW18-28 intersected 38.1m of 0.63 g Au/t, including 15.2m of 1.23 g Au/t. These intercepts begin at or near the current topographic surface and are the northernmost drill holes completed in the Phase 1 program. Mineralization in these holes remains open to the north, west and east, and this area will be a focus of a Phase 2 drill program.

  Core hole JW18-01 intersected 80.8m of 0.53 g Au/t, which included two higher-grade zones of 6.1m of 1.15 g Au/t and 4.6m of 1.56 g Au/t. JW18-01 twinned and verified results in JW17-10, a 2017 RC drill hole that intersected 77.7m of 0.48 g Au/t (see January 11, 2018 news release). Material from this core hole will be used for column leach testing.

  JW18-24 intersected 51.8m of 0.58 g Au/t, including 9.1m of 1.01 g Au/t. This intercept is approximately 100m north of JW17-01, a 2017 core hole that intersected 103.7m of 0.56 g Au/t, including a higher-grade zone of 30.5m of 0.93 g Au/t (see October 5, 2017 news release). These new results further define the lateral continuity of the gold zone.

  Drilling has outlined a zone approximately 1,150m long (striking north-northeast) by 650m wide (east- west) of near-surface, shallow, oxide gold mineralization that remains open in multiple directions. The 28 current holes continue to establish lateral continuity of the oxide mineralization.

  Drilling continues to establish the Pennsylvanian-Permian age carbonate rocks as an important gold host on the Carlin Trend. Regionally, this highly prospective carbonate host section intersects the Carlin Trend in the southern portion of the Railroad-Pinion Project. The gold mineralization at Jasperoid Wash, the Dark Star Deposit and Dixie occurs in these favorable host rocks.

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On August 7, 2018, the Company announced results from 31 RC and 2 core drill holes at the Dark Star Deposit.

Key Highlights from the drilling included:

  In the northern portion of the Dark Star Deposit, drill holes DR18-46, -47, -50, -83, and DC18-03 returned thick, high-grade gold intercepts that remain open at depth.

  DR18-83, an RC hole approximately 30m east of DS16-24 (97.3m of 3.16 g Au/t – see October 13, 2016 news release), intersected 161.5m of 3.33 g Au/t including 7.6m of 5.40 g Au/t and 33.5m of 6.48 g Au/t. These results outperform what was predicted in the resource block model by extending oxide gold mineralization closer to the current topographic surface and below the current resource model by approximately 35m. The oxide intercept is open at depth, where the hole bottomed in 2.11 g Au/t at 274.3m.

  Core hole DC18-03 intersected 136.6m of 3.36 g Au/t, including three significantly higher-grade zones of 23.4m of 5.35 g Au/t, 10.5m of 4.86 g Au/t and 30.3m of 6.67 g Au/t. These results outperform what was predicted in the resource block model by extending oxide gold mineralization closer to the current topographic surface and mineralization below the current resource model by approximately 65m. Reduced mineralization occurs from 272.1 to 323.1m as a discontinuous / irregular pod.

  DR18-50 intersected 112.8m of 1.42 g Au/t including 18.3m of 2.12 g Au/t and 24.4m of 3.36 g Au/t. These results outperform what was predicted in the resource block model by confirming a thicker +1 g Au/t zone of oxide mineralization and extending oxide mineralization below the current resource model by approximately 30m. The intercept is open at depth, where the hole bottomed in 0.46 g Au/t at 196.6m.

  Currently in the northern portion of the Dark Star Deposit, 18 drill holes end in gold mineralization below the current resource model. The extent of this open-ended mineralization measures approximately 250m (north-south) by 100m (east-west). These results provide an opportunity to expand the resource in the hanging wall and footwall of the Ridgeline fault, and at depth. Five drill holes, currently in progress, will assess the expansion potential.

On August 21, 2018, the Company announced results from 24 core drill holes at the Pinion Deposit.

Key Highlights from the drilling included:

  Drill holes PR18-72, -73, -74, -76, -78, -84, -85, and now PC18-06, -18, and -25, continue to establish continuity of oxide mineralization at depth and to the east, in addition to confirming a thicker multilithic breccia host section than predicted by the resource model (see June 6, 2018 news release). These holes suggest resource expansion potential exists to the east of the deposit.

  In the eastern portion of the Pinion Deposit, PC18-06 intersected 15.6m of 3.26 g Au/t, including 8.2m of 4.06 g Au/t. The oxide intercept is open at depth, where the hole bottomed in 2.49 g Au/t at 100.0m.

  PC18-18 intersected 22.0m of 0.72 g Au/t, including 4.0m of 1.86 g Au/t. The oxide intercept is open at depth, where the hole bottomed in 0.53 g Au/t at 170.7m. These results may positively impact the strip ratio of the current east highwall of the resource pit.

  PC18-25 intersected 84.8m of 0.86 g Au/t, including 11.9m of 3.16 g Au/t. The oxide intercept is thicker and higher-grade than predicted by the resource model and open at depth, where the hole bottomed in 0.87 g Au/t at 152.4m.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 12 -

  In the northern portion of the Pinion Deposit, PC18-07 intersected 14.9m of 2.35 g Au/t, including 6.1m of 4.51 g Au/t, and 20.1m of 1.36 g Au/t, including 7.9m of 2.70 g Au/t. These shallow oxide intercepts are higher-grade than predicted by the current resource model.

On August 23, 2018, the Company announced results from 25 RC and 2 core drill holes at the Dark Star Deposit.

Key Highlights from the drilling included:

  DC18-07, a core hole in the northern portion of the Dark Star Deposit, intersected 229.8m of 2.08 g Au/t, including 11.0m of 5.04 g Au/t, 12.4m of 4.94 g Au/t, 6.5m of 9.17 g Au/t and 14.3m of 4.60 g Au/t. The 229.8m mineralized zone includes an 8.6m interval of no core recovery from 131.1m to 139.7m. The oxide intercept is higher-grade and more continuous than predicted by the resource model. Mineralization extends approximately 30m below the resource model where the hole was lost at 243.6m in 0.45 g Au/t.

  In the northern portion of the Dark Star Deposit, drill holes DR18-69, -97, -98, -99, -100 and -101 returned thick, oxide gold intercepts in the footwall (west) of the Ridgeline fault. Currently nine holes in the footwall outline a 300m north-south zone of oxide mineralization. This is a new target area that remains open for resource expansion to the north and west.

  In the northern portion of the Dark Star Deposit, stepout RC hole DR18-99 intersected 56.4m of 2.94 g Au/t, including 16.8m of 8.67 g Au/t. These results are noteworthy for four reasons: 1) the high- grade intercept is located approximately 60m into the footwall (west) of the Ridgeline fault – a structure once thought to be a boundary to mineralization; 2) the intercept is higher-grade than predicted by the resource model; 3) the intercept is oxide based on AuCN shake tests, and 4) resource expansion potential remains open to the north and west.

  Also, in the footwall of the Ridgeline fault, RC hole DR18-97 intersected 70.1m of 0.89 g Au/t, including 10.7m of 2.88 g Au/t. This oxide intercept expands the current resource block model 30m to the west of the Ridgeline fault.

  In the southern portion of the Dark Star Deposit, RC hole DR18-96 intersected 125.0m of 0.58 g Au/t starting at the topographic surface. The oxide intercept is higher-grade than predicted by the resource block model.

On September 24, 2018, the Company announced results from 4 RC and 12 core drill holes at the Dark Star Deposit.

Key Highlights from the drilling included:

Northern portion of the Dark Star Deposit

  DC18-09 intersected 190.5m of 2.28 g Au/t, including separate intervals of 28.0m of 3.05 g Au/t, 20.2m of 6.51 g Au/t and 7.7m of 4.55 g Au/t. The 190.5m interval contains a 15.5m zone of material below the 0.14 g Au/t cutoff. Overall, the mineralized zone is thicker and higher-grade than predicted by the current resource model. The hole ended at 221.0m in 2.81 g Au/t, which is approximately 45m below the current resource model.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 13 -

  DR18-105 intersected 230.2m of 1.87 g Au/t including separate intervals of 22.9m of 7.16 g Au/t and 7.6m of 6.12 g Au/t. Mineralization extends approximately 85m below the current resource model. Below the thick oxide mineralization, the hole intersected an interval of reduced mineralization including 32.0m of 1.04 g Au/t.

  DR18-104 intersected 240.8m of 1.70 g Au/t including separate intervals of 39.6m of 2.80 g Au/t, 18.3m of 3.14 g Au/t, 10.7m 0f 3.09 g Au/t. Oxidized mineralization extends approximately 55m below the current resource model. Below the oxide mineralization, the hole intersected a reduced zone of 27.4m of 2.28g Au/t, including 16.8m of 2.82 g Au/t.

  In the northern portion of Dark Star, the vertically-extensive nature of oxidized mineralization, alteration, and fluidized breccia textures support an early-stage interpretation that drilling may be defining a feeder structure or a breccia pipe setting.

  DR18-103 intersected 122.0m of 0.81 g Au/t, including 12.2m of 3.32 g Au/t. Due to challenging drilling conditions, the hole ended at 202.7m in 0.54 g Au/t before testing the entire target. DR18- 106, which replaced DR18-103, successfully tested the complete target. Assays for DR18-106 are pending.

  DR18-70 intersected an oxide interval of 112.8m of 0.61 g Au/t, including separate intervals of 12.2m of 1.25 g Au/t and 6.1m of 2.04 g Au/t. The oxide intercept includes a 13.7m interval of material below the 0.14 g Au/t cutoff. Below the oxide mineralization, the hole intersected a reduced zone of 29.0m of 2.90 g Au/t, including 10.7m of 5.85 g Au/t. Mineralization extends approximately 80m below the current resource model and remains open to the north.

  Based on the reduced gold intercepts in DR18-70, -104 and -105, there is an emerging sulfide target below the thick, vertically-continuous zones of oxide mineralization.

Southern portion of the Dark Star Deposit

  Core hole DC18-18 returned an oxide intercept of 15.2m of 0.38 g Au/t. The intercept is closer to the current topographic surface than predicted by the resource block model and mineralization remains open to the south. This new opportunity to expand the resource is coincident with an undrilled surface outcrop rock chip anomaly south of the known deposit. Additional drilling is planned for this area.

Recent Developments

On October 11, 2018, the Company announced that surface rock samples have identified another highly prospective oxide gold target, known as the LT target, on the Railroad-Pinion Project. The LT target is located 3 km north-northwest of the Pinion Deposit. Highlights include assay values ranging from <0.005 to 12.90 g Au/t, including 12.90 g Au/t, 11.20 g Au/t, 6.65 g Au/t and 4.50 g Au/t in individual rock samples collected from surface outcrops over a 400m by 200m area.

Key Highlights from the sample included:

  70 rock samples were collected from altered outcrops over a 400m by 200m area. Eight samples returned values greater than 1.0 g/t Au, and 9 samples returned fire assay values ranging from 0.1 to 1.0 g Au/t. Noteworthy results included 12.90 g Au/t, 11.20 g Au/t, 6.65 g Au/t and 4.50 g Au/t in four individual chip-channel samples. The range for all samples is from <0.005 to 12.90 g Au/t.

  Cyanide solubility assays run on samples >0.10 g Au/t ranged from 64% to 99%, indicating the mineralization is oxide.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 14 -

  A geologic mapping program is currently underway to identify the extent of the altered multilithic breccia host and structural controls of the area. This information will be used to develop drill targets for 2019.

On October 16, 2018, the Company announced results from 1 core and 1 RC drill holes at the Dark Star Deposit.

Key Highlights from the drilling included:

  In the northern portion of the Dark Star Deposit, core hole DC18-22 intersected an oxidized interval of 213.7m of 2.52 g Au/t, including 117.4m of 3.99 g Au/t. Below the thick oxide mineralization, the hole intersected an interval of reduced mineralization including 16.8m of 3.66 g Au/t.

  Also, in the northern portion of the Dark Star Deposit, RC hole DR18-106 intersected 163.1m of 1.24 g Au/t, including separate intervals of 27.4m of 2.09 g Au/t, 7.6m of 1.88 g Au/t and 27.4m of 2.52 g Au/t. Oxidized mineralization extends approximately 30m below the current resource model. Below the oxide mineralization, the hole intersected a reduced zone of 4.6m of 1.84 g Au/t.

  Based on the reduced intercepts in DR18-70, -104, -105, and now DC18-22, that are below the block model, there is an emerging and expanding sulfide target below the thick, vertically-continuous zones of oxide mineralization (see September 24, 2018 news release).

Exploration and Acquisition Expenditures

During the nine months ended September 30, 2018, the Company incurred $31,547,916 (including the NSR Buy-Down (as defined below) of $4,427,850) in acquisition, and deferred exploration and development costs compared to $50,218,840 (including acquisition costs of the Lewis Gold Project of $35,745,391) for the corresponding period ended September 30, 2017.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 15 -

The following is a breakdown of the material components of the Company’s exploration and evaluation asset additions for the nine months ended September 30, 2018 and 2017:

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
Nine Months Ended September 30, 2018	$	$	$
Property acquisition and staking costs	4,989	-	4,989
NSR Buy-Down (1)	4,427,850	-	4,427,850
Exploration expenses
Claim maintenance fees	359,532	81,528	441,060
Consulting	2,443,709	81,721	2,525,430
Data Analysis	54,188	22,282	76,470
Drilling	12,844,120	174,781	13,018,901
Engineering	129,405	-	129,405
Environmental and permitting	321,695	-	321,695
Equipment rental	76,969	491	77,460
Geological	727,851	17,455	745,306
Geotechnical	567,313	-	567,313
Hydrology	408,252	-	408,252
Lease payments	953,018	-	953,018
Metallurgy	252,405	-	252,405
Preliminary economic assessment	417,302	-	417,302
Provision for site reclamation	942,713	-	942,713
Sampling and processing	518,840	78,052	596,892
Site development and reclamation	4,651,715	28,277	4,679,992
Supplies	846,883	1,002	847,885
Vehicle	113,578	-	113,578

	31,062,327	485,589	31,547,916

(1)	On March 23, 2018, the Company exercised its NSR buy-down option under its lease agreement with Pereira Family, LLC (“Pereira”) to reduce an NSR royalty from five percent (5%) to two percent (2%), by making a lump-sum payment of US$3.5 million to Pereira (the “NSR Buy-Down”).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 16 -

	Railroad-
	Pinion	Lewis Gold	Total
Nine Months Ended September 30, 2017
Property acquisition and staking
Costs	253,744	35,745,391	35,999,135
Exploration expenses
Claim maintenance fees	367,986	79,138	447,124
Consulting	1,412,305	65,848	1,478,153
Data analysis	483,593	12,798	496,391
Drilling	6,938,431	-	6,938,431
Environmental and permitting	210,362	-	210,362
Equipment rental	14,009	-	14,009
Geological	936,703	4,362	941,065
Lease payments	781,980	-	781,980
Metallurgy	730,187	-	730,187
Sampling and processing	633,247	1,460	634,707
Site development and reclamation	694,741	2,067	696,808
Supplies	847,555	401	847,956
Travel	2,532	-	2,532

	14,307,375	35,911,465	50,218,840

The total cumulative acquisition and exploration costs of the Company to September 30, 2018 are summarized as follows:

	Railroad-	Lewis Gold	Total
	Pinion Project	Project
	$	$	$
Property acquisition and staking costs	17,644,831	35,745,391	53,390,222
NSR buy-down	4,427,850		4,427,850
Exploration expenses
Claim maintenance fees	1,749,363	160,666	1,910,029
Consulting	12,518,861	316,405	12,835,266
Data analysis/geological	5,057,851	77,495	5,135,346
Drilling/site development	87,587,382	1,657,610	89,244,992
Engineering	129,405	-	129,405
Environmental	613,684	4,648	618,332
Geotechnical	567,313	-	567,313
Hydrology	408,252	-	408,252
Lease payments	7,778,169	109,563	7,887,732
Legal fees for property acquisition	10,412	-	10,412
Metallurgy	1,761,630	-	1,761,630
Preliminary economic assessment	417,302	-	417,302
Provision for site reclamation	942,713	-	942,713
Sampling and processing	5,514,984	106,438	5,621,422
Travel	469,491	-	469,491
Vehicle	206,082	-	206,082

Cumulative exploration costs at September 30, 2018	147,805,575	38,178,216	185,983,791

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 17 -

Corporate Activities

On September 5, 2018, the Company completed a private placement of 5,230,901 common shares at a price of $2.05 per share for aggregate gross proceeds of $10,723,347 (the “September 2018 Financing”). As part of the September 2018 Financing, Goldcorp Inc. (“Goldcorp”) and OceanaGold Corporation (“OceanaGold”) exercised their participation rights and purchased 2,926,829 and 975,609 common shares, respectively, which represented approximately 13.6% and 15.57% of the Company’s issued and outstanding common shares, respectively, on a non-diluted basis immediately following the September 2018 Financing.

The net proceeds of the September 2018 Financing are being used for continued exploration and early-stage development at the Company’s 100% owned Railroad-Pinion Project and for working capital purposes.

During the nine months ended September 30, 2018, the Company granted a total of 2,799,256 stock options exercisable for periods up to 5 years at prices ranging from $1.96 to $2.11 per share to directors, executive officers, employees and consultants of the Company. In addition, the Company granted 567,110 restricted share units to executive officers and directors of the Company. The Company also received total proceeds of $2,113,632 from the exercise of 2,415,666 stock options. Furthermore, 208,334 stock options expired unexercised and 25,000 stock options were cancelled.

As at September 30, 2018, the Company had a cash position of $31,236,661 and working capital of $29,839,008. See “Liquidity, Financial Position and Capital Resources” below.

Selected Quarterly Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Financial Statements:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Interest income	96,555	76,264	313,515	248,989
General and administrative expenses	(2,805,301)	(4,413,959)	(8,115,629)	(8,159,331)
Loss and comprehensive loss	(2,700,039)	(4,395,238)	(7,890,446)	(8,571,340)
Basic and diluted loss per common share	(0.01)	(0.02)	(0.03)	(0.04)

	As at September 30,
	2018	2017
	$	$
Working capital	29,839,008	29,899,179
Exploration and evaluation assets	185,983,791	144,131,976
Total assets	219,870,197	177,499,356
Total liabilities	3,153,589	2,021,341

The Company’s mineral projects are in the exploration stage and, to date, the Company has not generated any revenues other than interest income. As at September 30, 2018, the Company had not yet achieved profitable operations and has accumulated losses of $61,555,910 (December 31, 2017 - $53,842,098) since inception. These losses resulted in a net loss per share (basic and diluted) for the nine months ended September 30, 2018 of $0.03 (September 30, 2017 - $0.04).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 18 -

Results of Operations

As an exploration company, the Company has yet to generate any revenue from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

Operating and Administrative Expenses

The Company’s operating and administrative expenses for the nine months ended September 30, 2018 totalled $8,115,629 (September 30, 2017 - $8,159,331), including share-based compensation incurred during the period, valued at $3,070,407 (September 30, 2017 - $2,259,825) calculated using the Black Scholes option pricing model.

The following tables detail changes in major expenditures between the three months ended September 30, 2018 and 2017:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Management fees	Decrease of $353,320	Higher 2017 expenses associated with the hiring of the new Vice President General Counsel and Corporate Secretary and the termination payment to the former Corporate Secretary in the comparative period of 2017.
Professional fees	Increase of $153,507	Increased due to legal fees related to preparation of shelf prospectus and increased corporate activities.
Regulatory and shareholders service	Decrease of $68,361	Higher 2017 expenses associated with the Canadian filings fees due to substantial increase in market capitalization and a one-time transaction fee paid to the NYSE American LLC for the acquisition of Battle Mountain Gold Inc. in the comparative period of 2017.
Share-based compensation	Decrease of $987,648	Decrease due to 160,000 stock options granted during the current quarter compared to 3,055,540 stock options granted in the comparative period.

The following tables detail changes in major expenditures between the nine months ended September 30, 2018 and 2017:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Increase of $314,907	Increased as the Company engaged more marketing, human resources, and financial advisory consultants.
Management fees	Decrease of $274,697	Higher 2017 expenses associated with the hiring of the new Vice President General Counsel and Corporate Secretary and the termination payment to the former Corporate Secretary.
Professional fees	Increase of $465,741	Increased due to legal fees related to preparation of shelf prospectus and increased corporate activities.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 19 -

Expenses	Increase / Decrease in Expenses	Explanation for Change
Property investigation	Decrease of $112,547	Higher 2017 expenses associated with due diligence related to the acquisition of the Lewis Gold Project. The Company acquired the Lewis Gold Project in June 2017.
Share-based compensation	Increase of $810,582	Value of stock options and restricted share units vested in 2018 is higher due to the implementation of the graded vesting method to the share-based compensation began in August 2017.

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Three months ended	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017
	$	$	$	$
Interest income	96,555	159,472	57,488	54,854
Loss and comprehensive loss	(2,700,039)	(2,563,435)	(2,626,972)	(2,855,446)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Three months ended	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016
	$	$	$	$
Interest income	76,264	89,556	83,169	55,632
Loss and comprehensive loss	(4,395,238)	(2,705,640)	(1,470,462)	(2,949,271)
Loss per share-basic and diluted	(0.02)	(0.01)	(0.01)	(0.02)

Variances quarter over quarter can be explained as follows:

  In the quarter ended December 31, 2016, the Company increased its consulting fees significantly to assist with developing marketing and financial strategies in North America and made a termination payment to one of the Company’s consultants.

  In the quarters ended June 30, 2017, September 30, 2017, December 31, 2017, June 30, 2018 and September 30, 2018, stock options, and in the quarter ended March 31, 2018, stock options and restricted share units, were granted to various directors, officers, employees and consultants. These grants resulted in option and share-based compensation expenses of $420,329, $1,839,496, $876,400, $1,345,343, $851,848, and $873,216, respectively, contributing to significantly higher losses in these quarters compared to quarters in which no stock options or restricted share units were granted.

  In the quarters ended March 31, 2017, June 30, 2017, September 30, 2017, and September 30, 2018 the Company recorded a foreign exchange loss of $171,187, $302,040, $496,327, and $197,763 respectively, due to the weakening of the U.S. dollar.

  In the quarters ended March 31, 2018 and June 30, 2018, the Company recorded a foreign exchange gain of $372,821 and $222,448, respectively, due to the strengthening of the U.S. dollar.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 20 -

  In the quarter ended September 30, 2017, the Company agreed to pay a total termination payment of $384,902 to the former Corporate Secretary and director in accordance with the terms and conditions of his consulting agreement with the Company.

Liquidity, Financial Position and Capital Resources

To date, the Company has established mineral resources at the Pinion Deposit, the Dark Star Deposit, and the

North Bullion Deposit (see “Overall Performance” above) but is not in commercial production on any portion of the Railroad-Pinion Project or the Lewis Gold Project. Accordingly, the Company does not generate cash from operations. The Company finances its exploration activities by raising capital from equity markets from time to time.

As at September 30, 2018 and December 31, 2017, the Company’s liquidity and capital resources were as follows:

	September 30, 2018	December 31, 2017
	$	$
Cash	31,236,661	18,458,791
Receivables	63,730	66,544
Prepaid expenses	749,493	319,603
Investments	-	309,035
Total current assets	32,049,884	19,153,973
Payables and accrued liabilities	2,210,876	1,642,099
Working capital	29,839,008	17,511,874

The Company’s operations consist primarily of the acquisition, maintenance and exploration of exploration and evaluation assets, including seeking joint venture partners to assist with exploration funding. The

Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

As at September 30, 2018, the Company had a cash position of $31,236,661 (December 31, 2017 - $18,458,791) derived from the net proceeds of the February 2018 Financing and September 2018 Financing (collectively “2018 Financings”) (see “Use of Proceeds from 2018 Financings” below) and the exercise of stock options. As at September 30, 2018, the Company’s working capital was $29,839,008 (December 31, 2017 – $17,511,874).

The Company’s continuation as a going concern is dependent upon successful results from its exploration and evaluation activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management believes it currently has sufficient cash on hand to maintain its projects and finance its exploration programs and operating costs over the next 12 months, after which time the Company will require additional capital to carry out further exploration on the Railroad-Pinion Project and maintain operations. The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions and the price of gold as well as its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to it or at all. If the Company raises additional financing through the issuance of shares from its treasury, control of the Company may change and existing shareholders will suffer additional dilution. See “Risks and Uncertainties” below.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 21 -

Use of Proceeds from 2018 Financings

In February 2018, the Company completed a bought deal offering and concurrent private placement by issuing a total of 18,626,440 common shares at a price of $2.05 per share for proceeds of $35,561,125, net of cash commissions and expenses of $2,623,077 (the “February 2018 Financing”).

The net proceeds of the February 2018 Financing are being used to fund additional drilling and exploration at the Railroad-Pinion Project and for general working capital purposes as further set out below:

	Disclosed Use of	Expenditures up to
	Proceeds	September 30, 2018
	$	$
Exploration and drilling	11,954,000	8,211,000
Infill drilling	10,093,000	10,093,000
Lease and BLM payments	1,825,000	1,394,000
General working capital	11,689,000	10,172,000
TOTAL	35,561,000	29,870,000

In September 2018, the Company completed the September 2018 Financing and issued 5,230,901 common shares of the Company at a price of $2.05 per share for proceeds totalling $10,256,961, net of cash commissions and expenses of $466,386.

The net proceeds of the September 2018 Financing are being used to fund additional drilling and exploration totalling US$2 million at the Railroad-Pinion Project and the remaining balance will be used for general working capital purposes.

The Company’s business objective is to explore its Railroad-Pinion Project in an effort to investigate the potential to develop an economically viable mineral project. By using the net proceeds of the 2018 Financings as described above, the Company will pursue its business objectives by gathering information required to prepare a PEA for the Railroad-Pinion Project.

Until utilized for the above purposes, the Company may invest the net proceeds that it does not immediately require in short-term marketable debt securities, cash balances, certificates of deposit, and other instruments issued by banks or guaranteed by the government of Canada.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Commitments

As at the date of this MD&A, the Company has the following commitments:

1.	The Company has a lease agreement for an office space in Vancouver, B.C. expiring on April 30, 2020 and incurring monthly rent payments of approximately $6,000 to the year 2020.

2.	The Company has a lease agreement for a property in Elko, NV expiring on August 28, 2022 and incurring minimum monthly rent payments from US$8,000 in 2017 increasing to US$10,000 in 2022. The Company has an option to purchase the property for US$1,100,000 with a credit to be applied to the purchase price based on a percentage of the minimum rent payments made in the year of purchase.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 22 -

3.	The Company has two separate consulting agreements with the CEO & director and the CFO of the Company to provide management and other consulting services to the Company for an indefinite term. The agreements require total combined payments of $50,750 per month. The consulting agreements provide for a two-year payout totalling, on a collective basis, approximately $2,098,793 (including average discretionary bonuses paid in the preceding two years) in the event of termination without cause and a three-year payout totalling, on a collective basis, (including average discretionary bonuses paid in the preceding two years) approximately $3,148,190 in the event of termination following a change in control of the Company.

4.	The Company has two separate employment agreements with the Chief Geologist and the Manager of Projects of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$31,767 per month. The employment agreements provide for a two-year payout totalling, on a collective basis, approximately US$1,303,142 (including average discretionary bonuses paid in the preceding two years) in the event of termination following a change in control of the Company.

5.	The Company has an employment agreement with the Vice President - General Counsel & Corporate Secretary of the Company to provide corporate secretarial and legal services to the Company for an indefinite term. The agreement requires a payment of $19,167 per month. The employment agreement provides for a two-year payout totalling approximately $624,870 (including average discretionary bonuses paid in the preceding two years) in the event of termination without cause and in the event of termination following a change in control of the Company.

6.	Pursuant to various mining leases and agreements, the Company’s estimated exploration and evaluation assets lease obligations, work commitments, and tax levies for the Railroad-Pinion Project for the remainder of 2018 are approximately US$645,000. See Item 4 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Property” and Item 6 “MATERIAL MINERAL PROJECT” of the 2017 AIF and the 2017 Annual Financial Statements for further details regarding the various lease payments and other obligations required by the Company to maintain the Railroad-Pinion Project in good standing.

7.	The Company’s estimated exploration and evaluation asset obligations, work commitments and tax levies for the remainder of 2018 for the Lewis Gold Project are approximately US$89,000.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 23 -

There were no material changes during the nine months ended September 30, 2018 to the Company’s contractual obligations for the next five years and thereafter as disclosed in the summary table of contractual obligations as follows:

	Payments Due by Period
Contractual Obligations	Total	Remainder	2019 to	2021 to	After 2022
		of 2018	2020	2022
	$	$	$	$	$
Office Leases	677,209	51,231	373,648	252,330	-
Consulting Agreements [1,3]	2,588,250	152,250	1,218,000	1,218,000	Ongoing
Employment Agreements [2,4,5]	2,931,903	172,465	1,379,719	1,379,719	Ongoing
Mining leases and agreements[5,6]	12,241,887	944,952	6,282,512	5,014,423	Ongoing

(1)	These amounts assume that consulting fees will remain constant at current levels and do not include any amount for discretionary annual bonuses.
(2)	These amounts assume that salaries will remain constant at current levels and do not include any amount for discretionary annual bonuses.
(3)	This amount represents the total fees payable under consulting agreements with officers and directors of the Company over the next five years.
(4)	This amount represents the total salaries payable under employment agreements with certain key employees of the Company over the next five years.
(5)	Where applicable, this amount has been converted from U.S. dollars to Canadian dollars using the noon exchange rate of the Bank of Canada on September 30, 2018 of US$1.00 = C$1.2874.
(6)	Amounts shown for mining leases and agreements include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the Company’s interest in the Railroad-Pinion Project and the Lewis Gold Project in good standing. See “Overall Performance”.

Related Party Transactions

During the nine months ended September 30, 2018, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

  Incurred management fees of $330,000 (September 30, 2017 - $330,000) to a company controlled by Jonathan Awde, a director and Chief Executive Officer of the Company. As at September 30, 2018, $nil (December 31, 2017 - $250,800) was included in accounts payable and accrued liabilities.

  Incurred financial management fees of $126,750 (September 30, 2017 - $126,750) and professional fees of $172,863 (September 30, 2017 - $13,500) to a company controlled by Michael Waldkirch, Chief Financial Officer of the Company. As at September 30, 2018, $4,725 (December 31, 2017 - $232,528) was included in accounts payable and accrued liabilities.

  Incurred administrative management fees of $172,500 (September 30, 2017 - $90,685) to Glenn Kumoi, Vice President - General Counsel and Corporate Secretary of the Company. As at September 30, 2018, $nil (December 31, 2017 - $54,102) was included in accounts payable and accrued liabilities.

  Incurred salary expense of $144,188 (September 30, 2017 - $219,593), of which $122,560 (September 30, 2017 - $186,654) was recorded as capitalized exploration and evaluation assets expenditures, to Mac Jackson, the Chief Geologist of the Company. As at September 30, 2018, $nil (December 31, 2017 - $102,658) was included in accounts payable and accrued liabilities.

  Incurred directors fees of $27,000 (September 30, 2017 - $35,400) to a company controlled by Robert McLeod, a director of the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 24 -

  Incurred directors fees of $31,500 (September 30, 2017 - $31,500) to Bruce McLeod, a director of the Company. As at September 30, 2018, $nil (December 31, 2017 - $3,500) was included in prepaid expenses for a prepayment related to director fees.

  Incurred directors fees of $31,500 (September 30, 2017 - $10,800) to William E. Threlkeld, a director of the Company.

  Incurred directors fees of $27,000 (September 30, 2017 - $27,000) to a company controlled by Jamie Strauss, a director of the Company.

  Incurred directors fees of $31,500 (September 30, 2017 - $2,100) to Zara Boldt, a director of the Company. As at September 30, 2018, $nil (December 31, 2017 - $3,500) was included in prepaid expenses for a prepayment related to director fees.

  Incurred directors fees of $31,500 (September 30, 2017 - $2,100) to Alex Morrison, a director of the Company. As at September 30, 2018, $nil (December 31, 2017 - $485) was included in accounts payable and accrued liabilities.

  Incurred directors fees of $24,290 (September 30, 2017 - $nil) to Ron Clayton, a director of the Company. As at September 30, 2018, $nil (December 31, 2017 - $nil) was included in accounts payable and accrued liabilities.

  Received $13,500 (September 30, 2017 - $nil) of rent from Barksdale Capital Corp., a company related by way of common officers.

  On September 5, 2018, OceanaGold, through the September 2018 Financing, purchased 975,609 common shares of the Company at a price of $2.05 per share for a total purchase price of $1,999,998, respectively. OceanaGold’s participation in the September 2018 Financing constituted a “related party transaction” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions, and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of OceanaGold’s participation was less than 25% of the Company’s then market capitalization. Based on insider reports filed by OceanaGold and available for review at www.sedi.ca, as of November 13, 2018, OceanaGold beneficially owns and/or exercises control or direction over a total of 40,459,161 common shares or approximately 15.57% of the issued and outstanding common shares of the Company. See Item 4.2 “THREE YEAR HISTORY - Financings” in the 2017 AIF for a discussion of OceanaGold’s ongoing rights with respect to financings conducted by the Company.

  On September 5, 2018, Goldcorp, through the September 2018 Financing, purchased 2,926,829 common shares of the Company at a price of $2.05 per share for a total purchase price of $5,999,999 (the “Goldcorp Subscription”). Goldcorp’s participation in the September 2018 Financing constituted a “related party transaction” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions, and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of Goldcorp’s participation was less than 25% of the Company’s then market capitalization. Based on insider reports filed by Goldcorp and available for review at www.sedi.ca, as of November 13, 2018, Goldcorp beneficially owns and/or exercises control or direction over a total of 35,325,291 common shares or approximately 13.60% of the issued and outstanding common shares of the Company. See Item 4.2 “THREE YEAR HISTORY - Financings” in the 2017 AIF for a discussion of Goldcorp’s ongoing rights with respect to financings conducted by the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 25 -

Summary of key management personnel compensation:

	For the nine months ended September 30,
	2018	2017
	$	$
Management fees	833,540	1,108,237
Professional fees	172,863	13,500
Exploration and evaluation assets expenditures	122,560	186,654
Wages and salaries	21,628	32,939
Share-based compensation	1,857,947	1,660,324
	3,008,538	3,001,654

In accordance with International Accounting Standard (“IAS”) 24, key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors (the “Board”) and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks are associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development and the fact that the Company’s Railroad-Pinion Project and the Lewis Gold Project are still in their exploration stage. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and will require additional funds to further explore its properties. There is no assurance such additional funding will be available to the Company when needed on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects and the ability to maintain and extend leases on favourable terms. For the most part, the Railroad-Pinion Project and the Lewis Gold Project have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties, in the marketing of minerals and the search for experienced personnel. Additional risks include the limited market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 26 -

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities and Exchange Act of 1934 (the “U.S. Exchange Act”). As a result, the Company does not file the same reports that a U.S. domestic issuer files with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company could in the future lose its foreign private issuer status if a majority of its common shares are held by residents in the United States and it fails to continue to meet any one of the additional “business contacts” requirements. If the Company loses its status as a foreign private issuer measured on the last day of its second fiscal quarter (i.e., June 30), it would commence reporting on January 1 of the following year on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K. These forms require more detailed and extensive disclosure than the disclosure required by the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer, together with attendant management costs, may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use not only the disclosure system for foreign private issuers but also the multi-jurisdictional disclosure system (“MJDS”) implemented by the SEC and the securities regulatory authorities in Canada.

Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. issuers and would no longer be able to use the MJDS forms for registered offerings by Canadian companies in the United States. This could limit the Company’s ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company would regain the foreign private issuer status upon re-meeting the eligibility requirements on the last day of its next second fiscal quarter.

The Company may be a “passive foreign investment company” for U.S. tax purposes which could subject

U.S. shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxation year ended December 31, 2017 and expects to be a passive foreign investment company for the taxation year ending December 31, 2018. The Company will be providing Qualified Electing Fund information. As a result, a U.S. holder of common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s common shares or upon the receipt of “excess distributions”. U.S. holders should consult with tax advisers with regard to their holdings of the Company’s shares.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the 2017 AIF which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 27 -

Critical Accounting Estimates

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates and judgements as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, valuation of the acquisition of an associated company, valuation of share-based compensation, recognition of deferred tax amounts and reclamation provisions.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Valuation of the acquisition of an associated company

The Company acquired a publicly traded associated company in June 2017. The process for determining whether the acquisition was an asset purchase versus a business acquisition was performed and primary consideration was given to the exploration stage of mineral properties, among other items. Shares issued for the acquisition were valued on the issue date and the excess of overall acquisition costs over net assets acquired was attributed to the mineral properties acquired.

Prior to June 2017, the Company held an investment in the associated company. To value the investment, management obtained financial information from the majority owner and adjusted the carrying value of the investment. The investment was subject to all estimates included in the financial information from the majority owner as well as estimates of impairment losses.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 28 -

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Reclamation provisions

The Company’s reclamation provision represents management’s best estimate of the present value of the future cash outflows required to settle the obligation. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future reclamation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the nine months ended September 30, 2018, except for the following:

Financial instruments

On January 1, 2018, the Company adopted IFRS 9 – Financial Instruments (“IFRS 9”) which replaced IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard retrospectively. IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities.

The following summarizes the significant changes in IFRS 9 compared to the previous standard:

  IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. The change did not impact the carrying amounts of any of the Company’s financial assets on the transition date. Prior periods were not restated and no material changes resulted from adopting this new standard.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 29 -

  The adoption of the new “expected credit loss” impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had no impact on the carrying amounts of our financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings.

The following new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the nine months ended September 30, 2018 and have not been applied in preparing the Financial Statements. These standards are as follows:

  IFRS 16 – Leases: On January 13, 2016, the IASB issued the final version of IFRS 16 Leases. The new standard will replace IAS 17 Leases and is effective for annual periods beginning on or after January 1, 2019. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a similar way to finance leases applying IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases (i.e. leases of 12 months or less) and leases of low-value assets. The Company is assessing this standard including identifying and reviewing contracts that are impacted. The Company expects that the standard will increase assets and related liabilities and increase disclosure.

  IFRIC 23 – Uncertainty Over Income Tax Treatments: clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company does not expect that the adoption of this standard will have a material effect on the Company’s consolidated financial statements.

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, investments, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments. Cash and investments are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, commodity price and equity price risk.

1.	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and U.S. dollars. As at September 30, 2018, the Company had a foreign currency net monetary asset position of approximately US$6,180,000. Each 1% change in the U.S. dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $61,800.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 30 -

2.	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian and U.S. financial institutions and is not exposed to significant credit risk.

3.	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

4.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning, and approval of significant expenditures and commitments.

5.	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

Disclosure of Data for Outstanding Common Shares, Restricted Share Units, Options and Warrants

As at November 13, 2018, the Company has 259,809,678 outstanding common shares, 567,110 restricted share units (nil vested) and no outstanding warrants. A summary of the stock options outstanding and exercisable as at the date of this MD&A is as follows:

Exercise	Number	Number
Price	Outstanding	Exercisable	Expiry Date
$
0.77	705,000	705,000	September 12, 2019
0.73	2,225,000	2,225,000	November 27, 2020
3.16	507,500	507,500	September 29, 2021
2.24	325,000	325,000	June 1, 2022
2.12	2,280,540	1,520,360	August 1, 2022
2.25	600,000	400,000	September 12, 2022
1.96	100,000	33,333	January 15, 2023
2.11	2,314,256	771,419	March 5, 2023
2.11	100,000	33,333	April 27, 2023
1.96	160,000	53,333	September 14, 2023
	9,317,296	6,574,278

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 31 -

Corporate Governance

The Board substantially follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE American LLC to ensure transparency and accountability to shareholders. The current Board is comprised of 8 individuals, 7 of whom are neither executive officers nor employees of the Company and are independent of management. The Company has also established five standing committees, being the audit committee, compensation committee, health, safety and environment committee, nominating and corporate governance committee and technical committee. The Company’s audit, compensation and corporate governance and nomination committees are each comprised of 3 directors, all of whom are independent of management. The Company’s technical committee is comprised of 4 individuals including the Company’s Chief Geologist and a representative of OceanaGold. The Company’s health, safety and environmental committee is comprised of 2 directors, who are independent of management, the Vice President - General Counsel & Corporate Secretary and the Company’s Manager of Projects.

Internal Control over Financial Reporting Procedures

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each, a “Certification”). Each Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together, the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”), as defined in NI 52-109.

Each Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

The Company’s Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at September 30, 2018 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 32 -

There have been no changes in the Company’s ICFR that occurred during the nine months ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

The Company has relied on the U.S. Jumpstart Our Business Startups (JOBS) Act, whereby the Company was not required to be fully compliant with Sarbanes-Oxley (“SOX”). Effective for the year ended December 31, 2018, the Company will be required to be fully compliant with SOX.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

  the 2017 AIF;

  the 2017 Financial Statements;

  the 2017 Annual MD&A; and

  the Financial Statements.

This MD&A has been approved by the Board effective November 13, 2018.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 33 -